FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY

CNPJ/MF N° 47.508.411/0001-56

NIRE 35.300.089.901

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) are hereby summoned to hold a meeting on 12 September 2016, at 2:00 p.m., at the Company’s headquarters, located at Avenida Brigadeiro Luís Antonio, 3142, in the city and state of São Paulo, in order to resolve on (i) the Company's financial statements for the year ended 31 December 2015, restated and reissued on 30 July 2016 to reflect the accounting adjustments made by the subsidiary Cnova NV, due to the results of the investigation process in its subsidiary Cnova Comércio Eletrônico S.A., as informed in the notice of material fact published on 26 July 2016 by the Company; (ii) the management proposal for the allocation of the Company's earnings for the fiscal year ended 31 December 2015, based on restated and reissued financial statements on 30 July 2016; (iii) the capital budget rectified based on the restated financial statements; (iv) the rectification and ratification of the global compensation of the Company's management for the years 2015, 2014, 2013 and 2012; and (v) the inclusion of activity in the Company's corporate purpose.

Shareholders intending to be represented by proxies at the meeting shall send the relevant documents making proof of their capacity as shareholders of the Company and the proxies at least seventy-two (72) hours before the time set for the meeting to take place. The documents shall be sent to the Corporate Legal Department of the Company, at Avenida Brigadeiro Luis Antonio, no 3,142, 6th floor, in the city and state of São Paulo, with acknowledgment of receipt.

The information related to the agenda of this meeting is available to the shareholders at the Company’s headquarters, at the Company’s Investor Relations webpage (www.gpari.com.br) and at Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) website (www.cvm.gov.br), pursuant to CVM Rule 481/09.

São Paulo, 10 August 2016

JEAN-CHARLES HENRI NAOURI

Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 10, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.